Exhibit 3.1

Article X

CEO and CFO of the Corporation During the Specified Period

(1) Definitions. As used in this Article X, the following terms have the following meanings:

“CEO” means the chief executive officer of the Corporation, which shall be Jerry Moyes and Richard Stocking as co-chief executive officers as of September 8, 2016 and Richard Stocking as sole chief executive officer as of January 1, 2017, or any successor appointed by the Board of Directors.

“CFO” means the chief financial officer of the Corporation, which shall be Virginia Henkels as of September 8, 2016, or any successor appointed by the Board of Directors.

“Specified Period” means the period from September 8, 2016, through December 31, 2017.

“Continuing Directors” means (a) the independent directors of the Corporation on September 8, 2016; or (b) any directors who became directors subsequent to such date and whose appointment or nomination for election by the Corporation’s stockholders was approved by a majority of the Continuing Directors then on the Board of Directors.

(2) Officers. Notwithstanding any provision of Article IV of these By-Laws, during the Specified Period, neither the CEO or the CFO may be terminated or demoted, and the duties and responsibilities of the CEO and the CFO, respectively, may not be changed, without the affirmative vote of a majority of the Continuing Directors.

(3) Amendment. Until the expiration of the Specified Period, the provisions of any Article of these By-Laws which refer to this Article X, the provisions of this Article X, and the provisions of Article IX of the By-Laws of the Corporation, may not be amended, altered, repealed or waived in any respect without the approval of (a) at least a majority of the Continuing Directors and, so long as he serves as a director, Jerry Moyes, or (b) holders of a majority of the voting power of the Corporation’s Class A common stock and holders of a majority of the Corporation’s Class B common stock, each voting as a separate class.

(4) Successors. During the Specified Period, the provisions of this Article X shall be applicable to (i) any successor of the Corporation as the result of a merger, consolidation or other business combination, whether or not the Corporation is the surviving company in such transaction, or otherwise and (ii) any corporation or other entity with respect to which the Corporation or its successor is or becomes a direct or indirect subsidiary, except that this clause (5) shall not apply if so determined by the affirmative vote of a majority of the entire Board of Directors or the affirmative vote of holders of a majority of the voting power of the Corporation’s Class A common stock.